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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Defense & Security and Republic of Mali sign contract for six A-29 Super Tucano at the Paris Air Show

Paris, France, June 15, 2015 – Embraer Defense & Security and the Ministry of Defense and Veterans from the Republic of Mali have signed today a contract for the acquisition of six A-29 Super Tucano light attack and advanced training turboprops at the Paris Air Show. The ceremony was attended by the Minister of Defense from the Republic of Mali, Tieman Coulibaly. The contract includes logistic support for the operation of these aircraft and also provides a training system for pilots and mechanics of the Mali Air Force. The A-29 Super Tucano will be deployed for advanced training, border surveillance, and internal security missions.

“With this contract, we are adding another important customer in Africa, where several countries already operate the Super Tucano,” said Jackson Schneider, President and CEO of Embraer Defense & Security. “This is a robust and versatile airplane, with proven experience in combat and will fulfill with excellence the missions for which it was selected. We welcome Mali Air Force as a new operator of the Super Tucano and we are sure this new partnership will last for many years.”

“We are quite satisfied with the way our military and defense cooperation with the Federal Republic of Brazil is developing. As for the Super Tucano, we all know how this aircraft is appreciated worldwide for its versatility and simplicity.  To put it short, I am happy to sign this contract today”, said Tieman Coulibaly, Minister of Defense, Republic of Mali.

The A-29 Super Tucano is currently used by ten air forces in three continents. It was also selected by the United States Air Force (USAF) for its Light Air Support (LAS) program. After more than ten years in action, the Super Tucano has gained an excellent performance record: over 230,000 flight hours and 30,000 combat hours. Embraer has received more than 210 firm orders and has delivered more than 190 aircraft.

The A-29 Super Tucano is a robust and powerful turboprop aircraft capable of carrying out a wide range of missions, including close air support and intelligence, surveillance, and reconnaissance. With more than 130 weapons configurations certified, it is equipped with advanced electronic, electro-optic, infrared and laser system technologies, as well as secure radio systems with data links and unrivalled munitions capacity. The Super Tucano is the only combat proven and fully operational light attack/advanced training aircraft in the global market. This makes it highly reliable and allows for an excellent cost-benefit ratio for a wide range of military missions, even operating from unpaved runways and in hostile environments.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Embraer Defense & Security

Leader in the aerospace and defense industry of Latin America, Embraer Defense & Security offers a complete line of integrated solutions such as C4I (Command, Control, Communication, Computers and Intelligence Center) applications, leading edge technologies in the production of radars, advanced information and communication systems, integrated systems for border monitoring and surveillance, as well as military and government transportation aircraft. With a growing presence on the global market, Embraer Defense & Security products are present in more than 60 countries.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer